

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2011

<u>Via E-mail</u>
Kevin E. Grant
Chairman and Chief Executive Officer
Cypress Sharpridge Investments, Inc.
437 Madison Avenue, 33rd Floor
New York, NY 10022

      Re: Cypress Sharpridge Investments, Inc.
             Form 10-K for fiscal year ended December 31, 2010
             Filed February 8, 2011
             File No. 001-33740

Dear Mr. Grant:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Michael McTiernan

                              Michael McTiernan
                              Assistant Director